ORIGINAL

U.S. SECURITIES AND EXCHANGE COMMISSION



02044381

Washington, D.C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



For the transition period from _____ to _____.

Commission file number: 000-32535

A.   Full title of the Plan:

First Bank & Trust Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First BancTrust Corporation
206 South Central Avenue
Paris, Illinois 61944

Item 1.   **Financial Statements and Exhibits.**

(a)   Financial statements (filed in Exhibit 1 hereto):

Form 5500, Annual Return/Report of Employee Benefit Plan, and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

(b)   Exhibits:

1.   Financial statements required by Item 1(a).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

**FIRST BANK & TRUST
RETIREMENT SAVINGS PLAN**

June 27, 2002   By: *Linda Shultz Trust officer*

          First BankersTrust Company, N.A., as Trustee
          Name: Linda Shultz
          Title: Trust Officer

L:\1979\Form11K-01-F17.wpd

Exhibit 1.

Financial statements required by Item 1(a)

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

► Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2001

This Form is Open to Public Inspection

Part I   Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning   01/01/2001,   and ending   12/31/2001 ,

A This return/report is for:
- **(1)** ☐ a multiemployer plan;
- **(2)** ☒ a single-employer plan (other than a multiple-employer plan);
- **(3)** ☐ a multiple-employer plan; or
- **(4)** ☐ a DFE (specify) _____

B This return/report is:
- **(1)** ☐ the first return/report filed for the plan;
- **(2)** ☐ an amended return/report;
- **(3)** ☐ the final return/report filed for the plan;
- **(4)** ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here .... ► ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) .... ► ☐

Part II   Basic Plan Information -- enter all requested information.

1a Name of plan
FIRST BANK AND TRUST RETIREMENT SAVINGS
PLAN

1b Three-digit plan number (PN)   ►   004

1c Effective date of plan (mo., day, yr.)
01/01/1986

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
FIRST BANK AND TRUST

101 SOUTH CENTRAL AVENUE

PARIS   IL   61944

2b Employer Identification Number (EIN)
37-0258285

2c Sponsor's telephone number
217-465-7671

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.



| Signature of plan administrator | Date 6/16/02 | Typed or printed name of individual signing as plan administrator   TERRY J. HOWARD |

| Signature of employer/plan sponsor/DFE | Date 6/16/02 | Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable   TERRY J. HOWARD, President |

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Form **5500** (2001)

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Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")	**3b** Administrator's EIN
SAME	**3c** Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

b EIN

a Sponsor's name

c PN

5 Preparer information (optional)   **a** Name (including firm name, if applicable) and address

SECURIAN RETIREMENT SERVICES

P.O. BOX 64787

SAINT PAUL   MN   55164-0787

b EIN

41-0417830

c Telephone number

651-665-3500

6	Total number of participants at the beginning of the plan year **6**	81
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)	
a	Active participants **7a**	71
b	Retired or separated participants receiving benefits **7b**	0
c	Other retired or separated participants entitled to future benefits **7c**	17
d	Subtotal. Add lines **7a, 7b,** and **7c** **7d**	88
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits **7e**	0
f	Total. Add lines **7d** and **7e** **7f**	88
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item) **7g**	83
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested **7h**	3
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500) **7i**	3

8 Benefits provided under the plan (complete **8a** through **8c,** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): [2E] [2H] [2J] [2K] [3E] [3H] [ ] [ ] [ ] [ ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [X] Insurance	**(1)** [X] Insurance
(2) [ ] Code section 412(i) insurance contracts	**(2)** [ ] Code section 412(i) insurance contracts
(3) [X] Trust	**(3)** [X] Trust
(4) [ ] General assets of the sponsor	**(4)** [ ] General assets of the sponsor

0 2 0 1 0 1 0 2 0 6

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) ☒   **R**   (Retirement Plan Information)

(2) ☒ ___1___   **T**   (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan
is relying on coverage testing information for a
prior year, enter the year ....▶ _____

(3) ☐   **B**   (Actuarial Information)

(4) ☐   **E**   (ESOP Annual Information)

(5) ☒   **SSA** (Separated Vested Participant Information)

b Financial Schedules

(1) ☐   **H**   (Financial Information)

(2) ☒   **I**   (Financial Information -- Small Plan)

(3) ☒ ___1___   **A**   (Insurance Information)

(4) ☐   **C**   (Service Provider Information)

(5) ☒   **D**   (DFE/Participating Plan Information)

(6) ☐   **G**   (Financial Transaction Schedules)

(7) ☒ ___2___   **P**   (Trust Fiduciary Information)

c Fringe Benefit Schedule

☐   **F**   (Fringe Benefit Plan Annual Information)



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SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the
Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information
pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2001

**This Form is Open to
Public Inspection**

For calendar year 2001 or fiscal plan year beginning   01/01/2001   and ending   12/31/2001

A Name of plan	B Three-digit
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	plan number ▶ 004

C Plan sponsor's name as shown on line 2a of Form 5500	D **Employer Identification Number**
FIRST BANK AND TRUST	37-0258285

Part I   Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be
reported on a single Schedule A.

1   Coverage:

(a) Name of insurance carrier

MINNESOTA LIFE INSURANCE COMPANY

(b) EIN	**(c)** NAIC code	**(d)** Contract or identification number	**(e)** Approximate number of persons covered at end of policy or contract year	Policy or contract year	
				(f) From	**(g)** To
41-0417830	66168	62432	88	01/01/2001	12/31/2001

2   Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents,
brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
2698	0

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v4.1   Schedule A (Form 5500) 2001



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(a) Name and address of the agents, brokers or other
persons to whom commissions or fees were paid

DANIEL W ARCHER
5821 FAIRVIEW RD ST
CHARLOTTE   NC   28209

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	
2698		N/A	3

(a) Name and address of the agents, brokers or other
persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

(a) Name and address of the agents, brokers or other
persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	



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Official Use Only

Part II   Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3 Current value of plan's interest under this contract in the general account at year end	
4 Current value of plan's interest under this contract in separate accounts at year end	732728

5 Contracts With Allocated Funds

a State the basis of premium rates ▶ _____

b Premiums paid to carrier ....

c Premiums due but unpaid at the end of the year ....

d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition

    or retention of the contract or policy, enter amount ....

    Specify nature of costs ▶ _____

e Type of contract   **(1)** ☐ individual policies   **(2)** ☐ group deferred annuity

    (3) ☐ other (specify) ▶ _____

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here .... ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract   **(1)** ☐ deposit administration   **(2)** ☐ immediate participation guarantee

             (3) ☐ guaranteed investment   **(4)** ☒ other (specify below)

                                ▶ VARIABLE GROUP ANNUITY

b Balance at the end of the previous year		84894
c Additions: (1) Contributions deposited during the year	8455	
(2) Dividends and credits		
(3) Interest credited during the year	3938	
(4) Transferred from separate account	134	
(5) Other (specify below)	17727	
▶ROLLOVERS,LOAN PYMTS,VOLUME CREDIT		
(6) Total additions		30254
d Total of balance and additions (add **b** and **c**)6))		115148
e Deductions:		
(1) Disbursed from fund to pay benefits or purchase annuities during year	4123	
(2) Administration charge made by carrier	264	
(3) Transferred to separate account	0	
(4) Other (specify below)	40580	
▶LOAN WTHDRWLS,PARTIAL CONT WITHDRWL		
(5) Total deductions		44967
f Balance at the end of the current year (subtract **e** (5) from **d**)....................		70181



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Part III   Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7   Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision)		**b** ☐ Dental		**c** ☐ Vision		**d** ☐ Life Insurance	
e ☐ Temporary disability (accident and sickness)		**f** ☐ Long-term disability		**g** ☐ Supplemental unemployment		**h** ☐ Prescription drug	
i ☐ Stop loss (large deductible)		**j** ☐ HMO contract		**k** ☐ PPO contract		**l** ☐ Indemnity contract	
m ☐ Other (specify) ▶							

8   Experience-rated contracts

a   Premiums: (1) Amount received ....

(2)   Increase (decrease) in amount due but unpaid ....

(3)   Increase (decrease) in unearned premium reserve ....

(4)   Earned ((1) + (2) - (3)) ....

b   Benefit charges: (1) Claims paid ....

(2)   Increase (decrease) in claim reserves ....

(3)   Incurred claims (add (1) and (2)) ....

(4)   Claims charged ....

c   Remainder of premium: (1) Retention charges (on an accrual basis) --

(A)   Commissions ....

(B)   Administrative service or other fees ....

(C)   Other specific acquisition costs ....

(D)   Other expenses ....

(E)   Taxes ....

(F)   Charges for risks or other contingencies ....

(G)   Other retention charges ....

(H)   Total retention ....

(2)   Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.) ....

d   Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement ....

(2)   Claim reserves ....

(3)   Other reserves ....

e   Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).) ....

9   Nonexperience-rated contracts:

a   Total premiums or subscription charges paid to carrier ....

b   If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount ....

Specify nature of costs ▶ _____



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SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection

For calendar plan year 2001 or fiscal plan year beginning 01/01/2001 , and ending 12/31/2001 ,

A Name of plan or DFE
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN

B Three-digit plan number ▶ | 004

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
FIRST BANK AND TRUST

D Employer Identification Number
37-0258285

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 87751

(a) Name of MTIA, CCT, PSA, or 103-12IE MANAGED I

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 59715

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE EQUITY INDEX I

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 121917

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE GROWTH EQUITY II

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 62970

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v4.1 **Schedule D (Form 5500) 2001**



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(a) Name of MTIA, CCT, PSA, or 103-12IE   LARGE GROWTH EQUITY III

(b) Name of sponsor of entity listed in **(a)**   MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   66959

(a) Name of MTIA, CCT, PSA, or 103-12IE   LARGE EQUITY I

(b) Name of sponsor of entity listed in **(a)**   MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   126687

(a) Name of MTIA, CCT, PSA, or 103-12IE   MANAGED III

(b) Name of sponsor of entity listed in **(a)**   MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   112410

(a) Name of MTIA, CCT, PSA, or 103-12IE   LARGE EQUITY IV

(b) Name of sponsor of entity listed in **(a)**   MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   12109

(a) Name of MTIA, CCT, PSA, or 103-12IE   LARGE VALUE EQUITY IV

(b) Name of sponsor of entity listed in **(a)**   MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   11056

(a) Name of MTIA, CCT, PSA, or 103-12IE   INTERNATIONAL VALUE

(b) Name of sponsor of entity listed in **(a)**   MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   24132



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Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE   SMALL GROWTH EQUITY III

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   17216

(a) Name of MTIA, CCT, PSA, or 103-12IE   LIFE STRATEGY I

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   6730

(a) Name of MTIA, CCT, PSA, or 103-12IE   LIFE STRATEGY II

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   16418

(a) Name of MTIA, CCT, PSA, or 103-12IE   LIFE STRATEGY III

(b) Name of sponsor of entity listed in **(a)** MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   6658

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in **(a)**

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in **(a)**

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)



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Official Use Only

Part I	Information on Participating Plans (to be completed by DFEs)

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____



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SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning 01/01/2001 , and ending 12/31/2001 ,

A Name of plan FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	B Three-digit plan number ▶	004
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST BANK AND TRUST	D Employer Identification Number 37-0258285	

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers.   **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	2,256,710	2,616,968
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	2,256,710	2,616,968

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	15273	
	(2) Participants	2a(2)	113968	
	(3) Others (including rollovers)	2a(3)	15898	
b	Noncash contributions	2b		
c	Other income	2c	400050	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		545189
e	Benefits paid (including direct rollovers)	2e	181003	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	3928	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		184931
j	Net income (loss) (subtract line 2i from line 2d)	2j		360258
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Schedule I (Form 5500) 2001



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Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	**3c**		X	
d	Employer securities	**3d**		X	
e	Participant loans	**3e**	X		66937
f	Loans (other than to participants)	**3f**		X	
g	Tangible personal property	**3g**		X	

Part II   Transactions During Plan Year

4   During the plan year:

			Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)	**4a**		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	**4b**		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	**4c**		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	**4d**		X	
e	Was the plan covered by a fidelity bond?	**4e**	X		2,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	**4f**		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	**4g**		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	**4h**		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	**4i**		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	**4j**		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report. (See instructions for conditions to be eligible for waiver.)	**4k**	X		

5a   Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year .... ☐ **Yes**   ☒ **No**   **Amount** _____

5b   If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1)   Name of plan(s)   **5b(2)**   EIN(s)   **5b(3)**   PN(s)



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SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary
of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ **File as an attachment to Form 5500 or 5500-EZ.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning 01/01/2001 and ending 12/31/2001

1a Name of trustee or custodian

TERRY J. HOWARD - TRUSTEE

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

101 SOUTH CENTRAL AVENUE

c City or town, state, and ZIP code

PARIS   IL   61944

2a Name of trust
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN TRUST

b Trust's employer identification number   37-0258285

3 Name of plan if different from name of trust

FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ **Yes** ☐ **No**

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 37-0258285

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ▶ *[signature]*   **Date** ▶ 6/26/02

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.   v4.1   Schedule P (Form 5500) 2001



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SCHEDULE R (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	**Retirement Plan Information** This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▸ **File as an Attachment to Form 5500.**	Official Use Only OMB No. 1210-0110 **2001** **This Form is Open to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning   01/01/2001   , and ending   12/31/2001   ,

A Name of plan FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	**B** Three-digit plan number ▸	004

C Plan sponsor's name as shown on line 2a of Form 5500 FIRST BANK AND TRUST	**D** Employer Identification Number 37-0258285

Part I   Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits).   41-0417830

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II   Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . ☐ Yes ☐ No ☒ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▸ Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . ☐ Yes ☐ No ☐ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . ☐ Yes ☐ No ☐ N/A

Part III   Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . ☐ Yes ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Schedule R (Form 5500) 2001

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SCHEDULE SSA (Form 5500)	**Annual Registration Statement Identifying Separated** **Participants With Deferred Vested Benefits** Under Section 6057(a) of the Internal Revenue Code ▶ File as an attachment to Form 5500 unless box 1b is checked.	Official Use Only OMB No. 1210-0110 **2001**
Department of the Treasury Internal Revenue Service		**This Form is NOT Open** **to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning   01/01/2001   , and ending   12/31/2001   ,

A Name of plan FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	**B** Three-digit plan number ▶	004
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST BANK AND TRUST	**D** **Employer Identification Number** 37-0258285	

1a ☐   Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐   Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2   Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

    City or town, state, and ZIP code

3a   Name of plan administrator (if other than sponsor)

3b   Administrator's EIN

3c   Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

    City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶

Phone number of plan administrator ▶   217-465-7671   Date ▶ 6/24/02

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500   v4.1   Schedule SSA (Form 5500) 2001



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Official Use Only

4   Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

		Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"	
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant			Enter code for nature and form of benefit		Amount of vested benefit
		(First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
A	318521993	BRENDA	K	BRANSON	M	M	
A	357649102	KIMBERLY	A	SMITHSON	M	M	
A	340542153	LINDA	E	HART	M	M	
D	339624662	LAURA	H	LEE			

	Use with entry code "A" or "B"			Use with entry code "C"	
(a) Entry Code	Amount of vested benefit — Defined contribution plan			**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
	(g) Units or shares	Share indicator	**(h)** Total value of account		
	158.27830		300.19		
	61.13250		101.32		
	242.29820		451.04		



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SCHEDULE T (Form 5500)	Qualified Pension Plan Coverage Information	Official Use Only

SCHEDULE T
(Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the
Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

**This Form is Open to
Public Inspection.**

For calendar year 2001 or fiscal plan year beginning   01/01/2001   , and ending 12/31/2001   .

A Name of plan	B Three-digit
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	plan number ▶ 004

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
FIRST BANK AND TRUST	37-0258285

Note: If the plan is maintained by:

● More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

● An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1   If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer

1b Employer identification number

2   If the employer maintaining the plan operates QSLOBs, enter the following information:

 a   The number of QSLOBs that the employer operates is _____ .

 b   The number of such QSLOBs that have employees benefiting under this plan is _____ .

 c   Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis?   . . . ☐ Yes ☐ No

 d   If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
       ▶

3   Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
     If you check any box, do not complete the rest of this Schedule.

 a   ☐ The employer employs only highly compensated employees (HCEs).

 b   ☒ No HCEs benefited under the plan at anytime during the plan year.

 c   ☐ The plan benefits only collectively-bargained employees.

 d   ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

 e   ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   **Schedule T (Form 5500) 2001**



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Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted.   Month _____   Day _____   Year _____

a Did any leased employees perform services for the employer at any time during the plan year? . . . . ☐ **Yes** ☐ **No**

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),

does the employer aggregate plans? . . . . ☐ **Yes** ☐ **No**

c Complete the following:

   (1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including

      leased employees and self-employed individuals . . . . **c(1)** |_____

   (2) Number of excludable employees as defined in IRS regulations (see instructions) . . . . **c(2)** |_____

   (3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1)) . . . . **c(3)** |_____

   (4) Number of nonexcludable employees (line 4c(3)) who are HCEs . . . . **c(4)** |_____

   (5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan . . . . **c(5)** |_____

   (6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs . . . . **c(6)** |_____

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the

information on lines 4c and 4d pertains (see instructions) ▶ _____   **d** |_____ %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

Disaggregated part:	**Ratio Percentage:**	**Exception:**
(1) _____	_____	_____
(2) _____	_____	_____
(3) _____	_____	_____

f This plan satisfies the coverage requirements on the basis of (check one):   **(1)** ☐ the ratio percentage test   **(2)** ☐ average benefit test



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